www.linkedin.com/in/ericcreekmore
(LinkedIn)
www.thr-app.com (Company)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

Eric Creekmore

Founder
United States

Summary

I've been an entrepreneur since I could ride a bike, gaining experience that led me to build a financial services firm with over 400 agents. I excel in leadership, systems development, and scaling businesses while solving complex problems along the way. In 2021, I sold everything to travel the world, which sparked the idea for Thr Technologies. Now, I'm focused on using AI to enhance how people stay connected while traveling, merging personal and professional relationships seamlessly. My background in business development, networking, and system creation fuels everything I do today.

Experience

Thr Technologies Inc.
Founder
August 2021 - Present (3 years 5 months)
United States

Education

University of Central Florida
Bachelor of Business Administration (B.B.A.), Business Administration and Management, General · (2003 - 2007)